

November 5, 2014

Via E-mail
Amy (Yi) Zhang
Chief Executive Officer
Sky Solar Holdings, Ltd.
Suite 1604, 9 Queen's Road, Central
Hong Kong, Special Administrative Region
People's Republic of China

>   **Re: Sky Solar Holdings, Ltd.**
>   **Amendment No. 3 to Registration Statement on Form F-1**
>   **Filed November 5, 2014**
>   **File No. 333-198817**

Dear Ms. Zhang:

We have reviewed your amended registration statement and have the following comments.

General

1. Promptly advise us of the status of FINRA's review of the underwriting compensation arrangements.

2. Please refer to the disclosure on page 56 and provide an enhanced discussion of the reorganization transactions that commenced on August 19, 2013. Specifically, please clarify the entities that participated in the "one-for-one share swap." Although it is not clear from your disclosure, it appears as though Sky Solar Holdings Ltd. (the registrant) swapped its shares to Sky Solar Holdings Co. Ltd. (the former parent) and then exchanged those shares for that of the operating company. If this is an accurate description of the scenario disclosed on page 56, then explain the effect the arrangement had on the shares owned by Sky Solar Holdings Co. Ltd. (the former parent). Refer to Item 4.A.4 of Form 20-F. Please tell us what consideration you gave to filing any material reorganization, reclassification or merger agreements between each of these entities as exhibits to the registration statement under Item 601(b)(2) and (10) of Regulation S-K. Refer to Item 8 of Form F-1. Finally, because of the control over the enterprise exerted by Mr. Su, please tell us what consideration you have given to enhancing the disclosure you have provided pursuant to Item 7.B. of Form 20-F to disclose the material provisions of the acquisition of Sky Solar Holdings Ltd.'s shares from Sky Solar Holdings Ltd. by one of Sky Solar Holdings Ltd.'s direct or indirect parents, namely Sky Power Group Ltd or Flash Bright Power Ltd.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or, in her absence, Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

Cc: Via E-mail
       Shuang Zhao, Esq.